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                           November 28, 2022

       Ross DiMaggio
       Chief Financial Officer
       AmeriCrew Inc.
       21 Omaha Street
       Dumont, NJ 07628

                                                        Re: AmeriCrew Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 22,
2022
                                                            File No. 000-56176

       Dear Ross DiMaggio:

              We have reviewed your November 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 5, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Index to Consolidated Financial Statements
       Consolidated Statements of Operations, page F-4

   1. We note your response to comment 2. Please be advised that this comment will remain open until your filing
of the transitional September 30, 2022 Form 10-K, inclusive of comparative December
31, 2021 financial statements that are revised to fully address the issue raised with
respect to the weighted average number of common shares for the twelve months ended December
31, 2021.
 Ross DiMaggio
AmeriCrew Inc.
November 28, 2022
Page 2
Consolidated Statements of Stockholders' Equity (Deficit), page F-5

2. We note your response to comment 4. Please be advised that this comment will remain open until your filing of the transitional September 30, 2022 Form 10-K, inclusive of comparative December 31, 2021 financial statements that are revised to fully address the issue raised with respect to the $282,450 of recapitalization expenses incurred during the twelve months ended December 31, 2021.
General

3. We note your responses to the second bullet point of comment 5 and to comment 6.
      Please be advised that this portion of comment 5 and all of comment 6 will remain open until your filing of the transitional September 30, 2022 Form 10-K, inclusive of comparative December 31, 2021 financial statements that are revised to fully address the issues raised in comments 2, 3, and 4 of our letter dated September 9, 2022.
      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or
Shannon
Menjivar, Accounting Branch Chief at (202) 551-3856 if you have any questions.



                                                           Sincerely,
FirstName LastNameRoss DiMaggio
                                                           Division of
Corporation Finance
Comapany NameAmeriCrew Inc.
                                                           Office of Real
Estate & Construction
November 28, 2022 Page 2
cc:       Brian Pearlman, Esq.
FirstName LastName